Exhibit 99.1

NewsRelease

TransCanada Appoints New Independent Director

CALGARY, Alberta - November 6, 2017 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced the appointment of a new independent director, Thierry Vandal.

Mr. Vandal has more than 30 years of experience in the North American power and utility industry. He currently serves as president of Axium Infrastructure US, Inc. and as a director of Axium infrastructure inc., in addition to holding positions on the board of directors of Royal Bank of Canada and the international advisory board of École des Hautes Études Commerciales (HEC) Montréal.

Mr. Vandal previously served as president and chief executive officer of Hydro-Québec from 2005 to 2015, as chairman of BioFuelNet Canada from 2013 to 2015, as a director of Veresen Inc. from 2015 to 2017 and most recently as a director of HEC Montréal.

Mr. Vandal holds a Bachelor of Engineering degree from École Polytechnique de Montréal and a Master of Business Administration in Finance from HEC Montréal. In 2012, he was named Canadian Energy Person of the Year by the Canadian Energy Council. He was also awarded an honorary doctorate in recognition of his outstanding professional contribution to the energy sector by the Université de Montréal in 2007.

“On behalf of the board, I am pleased to welcome Mr. Vandal as our newest director and look forward to his contributions to TransCanada,” said Siim A. Vanaselja, chair of TransCanada’s board of directors. “He is renowned within the energy industry for his leadership, business acumen and outstanding contributions. His wealth of experience will be a complement to TransCanada's Board.”

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,500 kilometres (56,900 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,200 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media and 3BL Media.

Media Enquiries:
Mark Cooper / Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522